                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          QUINTILES TRANSNATIONAL CORP.
                          -----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   748767-10-0
                                   -----------
                                 (CUSIP Number)



         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 4 Pages.

                                       13G
CUSIP No. 748767-10-0                                          Page 2 of 4 Pages
          -----------                                          -----------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Dennis B. Gillings, Ph.D.

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a)  [ ]
         (b)  [ ]

--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------------------------------------------------------

                           5)  SOLE VOTING POWER

 NUMBER OF                                                            3,465,203*
  SHARES                   -----------------------------------------------------
BENEFICIALLY               6)  SHARED VOTING POWER
 OWNED BY
   EACH                                                                 252,011*
 REPORTING                 -----------------------------------------------------
   PERSON                  7)  SOLE DISPOSITIVE POWER
    WITH
                                                                      3,388,417*
                           -----------------------------------------------------
                           8)  SHARED DISPOSITIVE POWER

                                                                        328,797*
--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      3,717,214*
--------------------------------------------------------------------------------
10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)

         [ ]
--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                           11.2%
--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON (See Instructions)

                                                                            IN

--------------------------------------------------------------------------------

         * See Item 4 attached.

                                       13G

CUSIP No. 748767-10-0                                          Page 3 of 4 Pages
          -----------                                          -----------------

         The Statement on Schedule 13G of the Quintiles Transnational Corp. Employee Stock Ownership Plan and Trust relating to shares of Common Stock, $.01 par value per share, of Quintiles Transnational Corp. is hereby amended and restated as set forth below.

         Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, previously filed paper exhibits are not being restated.

ITEM 1

         (a) Name of Issuer

                  Quintiles Transnational Corp.

         (b) Address of Issuer's Principal Executive Offices

                  4709 Creekstone Drive, Suite 300,
                  Durham, North Carolina 27703-8411

ITEM 2

         (a) Name of Person Filing

                  Dennis B. Gillings, Ph.D.

         (b) Address of Principal Business Office or, if none, Residence

                  4709 Creekstone Drive, Suite 300,
                  Durham, North Carolina 27703-8411

         (c) Citizenship:

                  United States

         (d) Title of Class of Securities

                  Common Stock, par value $0.01 per share

         (e) CUSIP Number

                  748767-10-0
ITEM 3

         Not applicable.

ITEM 4   Ownership

         (a)  Amount Beneficially Owned:                            3,717,214

         (b)  Percent of Class:                                          11.2%

         (c)  Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote:  3,465,203

                  (ii)   shared power to vote or to direct the
                         vote:                                        252,011(1)

                  (iii)  sole power to dispose or to direct the
                         disposition of:                            3,388,417

                  (iv)   shared power to dispose or to direct the
                         disposition of:                              328,797(1)

                                       13G

CUSIP No. 748767-10-0                                          Page 4 of 4 Pages
          -----------                                          -----------------

         (1) Dr. Gillings disclaims beneficial ownership of 3,302 shares held by his daughter and 128,709 shares held by his wife and disclaims beneficial ownership of 120,000 shares held by the Gillings Family Limited Partnership, except to the extent of his interest therein.

ITEM 5   Ownership of Five Percent or Less of a Class

         Not applicable.

ITEM 6   Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

ITEM 8   Identification and Classification of Members of the Group

         Not applicable.

ITEM 9   Notice of Dissolution of Group

         Not applicable.

ITEM 10  Certification

         Not applicable.


SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 1997
----------------------------------
Date


/s/ Dennis B. Gillings
----------------------------------
Dennis B. Gillings, Ph.D.